AB 3/10

KH 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018961

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

SEC FILE NUMBER
8- 46811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudent Brokerage Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1735 Market Street - Suite 3902

(No. and Street)

Philadelphia, (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward L. Snitzer 215-994-1062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Isdaner & Company, LLC

(Name – *if individual, state last, first, middle name*)

Three Bala Plaza, Suite 501 West (Address) Bala Cynwyd, (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

OATH OR AFFIRMATION

I, Edward L. Snitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudent Brokerage Associates, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 22nd day of February 2011

Signature

Partner

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Brenda L. Gale, Notary Public
City of Philadelphia, Philadelphia County
My commission expires November 26, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

PRUDENT BROKERAGE ASSOCIATES

DECEMBER 31, 2010 AND 2009

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

CONTENTS

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Partners
Prudent Brokerage Associates

We have audited the accompanying statements of financial condition of Prudent Brokerage Associates as of December 31, 2010 and 2009, and the related statements of income and partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudent Brokerage Associates as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Isdaner & Company LLC

February 9, 2011

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

PRUDENT BROKERAGE ASSOCIATES
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Cash - money market fund	$124,485	$116,069
Accounts receivable	600	600
	$125,085	$116,669

PARTNERS' CAPITAL

	2010	2009
Partners' capital	$125,085	$116,669

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Operating revenue	$8,416	$ 6,390
Gain on sale of marketable securities	-	7,610
Net income	$8,416	$14,000

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF PARTNERS' CAPITAL

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Partners' Capital	Accumulated Other Comprehensive Income	Total
Partners' capital, January 1, 2009	$102,669	$13,065	$115,734
Net income	14,000		14,000
Unrealized holding loss on marketable securities	-	(13,065)	(13,065)
Comprehensive income			935
Partners' capital, December 31, 2009	116,669	-	116,669
Net income	8,416	-	8,416
Partners' capital, December 31, 2010	$125,085	$ -	$125,085

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 8,416	$ 14,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Net gain on sale of marketable securities	-	(7,610)
Accounts receivable	-	300
Net cash provided by operating activities	8,416	6,690
Cash flows from investing activities:		
Proceeds from sale of marketable securities	-	31,610
Net cash provided by investing activities	-	31,610
Net increase in cash	8,416	38,300
Cash at beginning of year	116,069	77,769
Cash at end of year	$124,485	$116,069

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

(1) SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Prudent Brokerage Associates (the Company) was formed to engage in the business of acting as a broker-dealer registered under the Securities Exchange Act of 1934. The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Certain administrative services are exchanged between the Company and a company affiliated through common control. No recognition is given to these transactions in the financial statements.

Revenue Recognition

Revenue consists primarily of commissions which are received monthly under written contracts with investment companies and recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes on net earnings or losses represent obligations of the partners, and no recognition has been given to income taxes in the accompanying financial statements. FASB Accounting Standards Codification (ASC) 740 addresses the accounting for uncertainty in income taxes and establishes for all entities, including pass-through entities such as the Company, a minimum threshold for financial statement recognition of the benefit of positions taken or expected to be taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction). The Company recognizes tax benefits only if it is more likely than not that a tax position (including the Company's assertion of its pass-through status) will be sustained upon examination. No liability for unrecognized tax benefits was recorded as of December 31, 2010.

Subsequent Events

Management has evaluated subsequent events through February 9, 2011, which is the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 and is required to maintain a minimum net capital of $5,000. A computation of net capital as of December 31, 2010 is as follows:

Partners' capital	$125,085
Less nonallowable assets	600
Net capital before haircuts on securities positions	124,485
Haircuts on securities:	
Marketable securities	2,490
Net capital under Rule 15c3-1	$121,995

A comparison of this computation of net capital to the corresponding computation prepared by the Company and included in the unaudited Part II FOCUS Report filing as of the same date is as follows:

Net capital as reported in Company's Part II FOCUS Report (unaudited)	$121,995
Net capital per this report	$121,995

(3) RESERVE REQUIREMENT

The Company had no accounts for customers. A calculation of the reserve requirement under Rule 15c3-3 was not made because the Company claims an exemption under Subsection (k)(1).

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Partners
Prudent Brokerage Associates

In planning and performing our audit of the financial statements of Prudent Brokerage Associates (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such, that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2011